

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2020

Jacky Jinbo Wang
Chief Financial Officer
Ruhnn Holding Ltd
F, Building 1, Blue Collar Garment Industrial Park
7-1 North Hong Pu Road
Yu Hang District, Hangzhou 311100
People's Republic of China

     Re: Ruhnn Holding Ltd
         Form 20-F for the Fiscal Year Ended March 31, 2019
         Filed July 30, 2019
         File No. 001-38852

Dear Mr. Wang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services